Filed by The Brink’s Company (Commission File No. 001-09148)

pursuant to Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”)

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: NCR Atleos Corporation

Commission File No.: 001-41728

The following communications are being filed in connection with the proposed acquisition (the “Transaction”) of NCR Atleos Corporation (“NCR Atleos”) by The Brink’s Company (“Brink’s”).

The following call transcript was made available in connection with the Transaction:

Operator

We will now begin the question and answer session. [Operator Instructions]. At this time, we will pause momentarily to assemble our roster. The first question comes from George Tong with Goldman Sachs. Please go ahead.

George Tong
Goldman Sachs & Co. LLC

Hi, thanks. Good afternoon. You mentioned you expect $200 million in cost synergies from this transaction. Can you provide more details on where you expect this $200 million to come from, how much from routing, from the fleet, from overhead? Just some additional details would be great.

Mark Eubanks
President and Chief Executive Officer, The Brink’s Company

Yeah, sure. Hey, George, good afternoon. Thanks for the question. I think this deal, the financial returns sort of speak for themselves and the synergies are certainly part of that. But this is really a strategy-first story and a numbers story, second. I think the combination accelerates really what already we’re doing in AMS and DRS and allows us to build on that momentum as we build out these complementary capabilities up and down the value chain. I think it also highlights the area of focus here that we’re strengthening. The highest return growth area in our business is AMS/DRS.

And this is mainly focused on the fact that we continue to see more and more opportunities with both banks and retailers looking to outsource cash management, either through ATM outsourcing or through DRS. I think the synergies are just on top of that and clearly help us underwrite the value creation levers across the deal and across the economics. Maybe, Kurt, you want to talk about the synergies specifically?

Kurt McMaken
Executive Vice President and Chief Financial Officer, The Brink’s Company

Yeah, George. So look, first of all, the $200 million in annual run-rate synergies we’re expecting to be hitting in the third year. Look, we have a lot of confidence in, we’ve really worked hard to develop these together. As you can see in the presentation, a little bit over $100 million in the SG&A area. And we really see that very, very attractive to be able to get to those pretty, pretty readily and easily. The next biggest component is in our shared networks. The reality is we do have a lot of shared network resources that we have the ability to really optimize together. And then procurement and just really realizing the benefits of a much larger and leveraged spend across both of our organizations. So we feel really good about it. We actually feel like we’ll have the opportunity to even go find more as we continue to work together between the organizations.

Mark Eubanks
President and Chief Executive Officer, The Brink’s Company

Yeah, I think, George, just to add on to that, the good news is this $200 million we’re talking about is really all within our control. We don’t need cooperation from the market or from any outside to deliver. It’s all based sort of on cost. I think the other opportunity that Kurt alluded to or mentioned is any commercial opportunities or revenue synergies, these are all upside. They’re not required for the financial case and are not included in the returns that we’ve shown.

George Tong
Goldman Sachs & Co. LLC

That’s very helpful. Thank you for that. And related to what you just mentioned around revenue synergies, is there a way to frame the potential upside from revenue synergies? You mentioned the strategic rationale of the combination is really what’s driving this transaction. And you also mentioned that the organic growth of the combined company is going to remain around mid-single-digits, which was Brink’s original longer term growth target. So is there room for that mid-single-digit organic growth to move higher because of the strong strategic benefits of this combination?

Kurt McMaken
Executive Vice President and Chief Financial Officer, The Brink’s Company

Yeah. Look, George, let me jump in here and Mark can also add in. But I’d say, first and foremost, we do see this as really being able to broaden our capabilities, both sides, to serve our customers better. And in that sense, we see the opportunity to really drive great organic growth between us. We have not included any sales synergies in the modeling as we’ve mentioned. But we do see really the opportunity to bring value across both of our customer bases to drive higher levels of growth. So I think there’s really good opportunity there.

Mark Eubanks
President and Chief Executive Officer, The Brink’s Company

Yeah, I would just say, George, we think about the mid-single-digit framework. We’d be across both businesses as you look out forward and that’s probably still the right way to think about it. I’d say the upsides to those certainly come down to the pace at which we see more bank outsourcing, either with managed services or complete ATM as a Service as the NCR team has continued to grow. And if you think about our business, as you know, our AMS/DRS is growing in the 20% range there, ATM as a Service growing in the 30%, 40% range. So these are certainly the higher growth areas.

Obviously, as those numbers get bigger, it gets harder to make that percentage continue to go as the law of large numbers catches up with you. But listen, what we’re looking at in front of us is this TAM, this total addressable market that includes bank outsourcing that has yet to really start in earnest. But as I mentioned earlier, we continue to see all over the world, and you’ve heard from us, I think you’ve heard from them, in really all regions, we’re seeing customers either making the decisions or at least doing proof of concepts and exploring this idea of trying to get to an integrated solution that ultimately drives lower total cost of ownership as well as higher reliability and availability.

George Tong
Goldman Sachs & Co. LLC

Very helpful. Thanks so much.

Mark Eubanks
President and Chief Executive Officer, The Brink’s Company

Thanks, George.

Operator

The next question comes from Tim Mulrooney with William Blair. Please go ahead.

Sam Kusswurm
William Blair & Co. LLC

Hey, you got Sam on for Tim. And thanks for taking our questions here. A lot to unpack. Big acquisition, great end to the year and a good outlook. I guess I’ll try to stick with the acquisition here but you know maybe just to kind of help frame it and I think you were talking about this a little bit, Mark, already you’ve seen acceleration in your DRS/AMS business. You’re expecting mid to high teens growth for this year. When you think about this business with NCR Atleos, what is the kind of long-term growth that you’re expecting this business to generate?

Mark Eubanks
President and Chief Executive Officer, The Brink’s Company

Yeah, it’s hard to put a finger on it, Sam, but I think what we said previously around our DRS/AMS outlook is we think this mid-single-digit, mid-double-digit organic growth can continue for the foreseeable future, and certainly the short and medium term. That number is starting to get pretty big and we still continue to see good growth rates. And I know again the Atleos guys are as well. I think we think about that in terms of, yes, we’re able to deliver those growth rates as separate companies and the vision is, how much more efficient, how much more better can we operate as an integrated company orchestrating all of those capabilities across the value chain to really delight customers and differentiate ourselves, to really start to instigate that ATM outsourcing, bank outsourcing that we know exists. And at some point it will come. And I think it’s, for us it’s, I won’t say it’s a wait-and-see, only because we’ve got big appetite to grow. And we think this acquisition puts us in the best place to be able to not only accept the outsourcing that’s happened, but maybe even become more of a catalyst to enable it.

Sam Kusswurm
William Blair & Co. LLC

Got it. That’s helpful. You know, you touched on it a little bit too already, but maybe we could dive a bit further into this. But when we think about the service offering you already have with AMS, what does NCR Atleos bring to the AMS business that perhaps you didn’t have before or had less of? And what are you hoping AMS to bring to Atleos customer base that maybe they weren’t as strong in?

Mark Eubanks
President and Chief Executive Officer, The Brink’s Company

Yeah, it’s interesting. Tim mentioned on the call that we’ve been customers or suppliers of each other back and forth in various places around the world. And when you have that sort of arm’s length relationship between suppliers or with customers independently, it inherently creates inefficiencies. And today, for the most part, most customers manage all of these activities along the value chain that, laid out in the slide there, independently, sort of in a hub and spoke way, versus it being a horizontal delivery.

And we just think that coordination across allows us to be more efficient, be better for our customers and ultimately deliver the outcomes that our customers want, which is a simplified solution of a high reliability distribution network. And that’s, we think that can continue. If you think about what they offer versus marrying up to us, certainly their software capability, the monitoring capability, the innovation around hardware, both traditional cash-only dispensing ATMs as well as recyclers, as that’s become more popular, and marry that up against our broad and wide logistics network and cash-handling expertise, it really puts us in a strong position to offer a great value proposition to customers. And if you think about all those activities across the value chain, there are very few that one of our two companies can’t offer.

Sam Kusswurm
William Blair & Co. LLC

No, yeah, that’s very helpful and I definitely see that. If I could squeeze one more in then. You know, you talked about the DRS business, you know, the opportunity there. NCR has a pretty big retail footprint. You know, is there any way to help size or just think about the cross-sell opportunity to your DRS business that, you know, this acquisition would bring?

Mark Eubanks
President and Chief Executive Officer, The Brink’s Company

It’s certainly something that we would think about as part of the integration, Sam. It’s probably not something that we’ve got sized up yet, as you can imagine. These things sort of happen with a small group. But certainly, they’ve got 80,000 owned ATMs across their utility network. They manage quite a few more indirectly for others. And they’re in really good blue-chip retail locations. And whether that’s in big box retail or pharmacies or electronics and consumer supplies, malls, these are all areas where we’re already there as well.

And the interesting thing, and we’ve seen this with our AMS business when we acquired PAI a while back, we actually saw our own people going to the same location to service different devices. And so you think about minimizing truck rolls and cross-training our field engineers and technicians to be able to do not only the cash loading or not only first-line maintenance on ATMs, but being able to extend that across to DRS devices, cross-train our people to be able to handle multiple activities on the job site. So again, yes, it’s going to streamline for us, but more importantly, it allows us to get to customer sites faster, solve any problems or interruptions they might have to create a high reliability, high fidelity network.

Kurt McMaken
Executive Vice President and Chief Financial Officer, The Brink’s Company

Sam, I might just add, I mean, we know, as Mark pointed out, while we don’t know all the specifics yet, we do know that they are in locations that we aren’t today. So it provides opportunity and vice versa and not only in the US, but also globally. So, yeah, we think, really good opportunity there for the DRS side of the business.

Sam Kusswurm
William Blair & Co. LLC

Great. Thanks, guys. Appreciate it.

Mark Eubanks
President and Chief Executive Officer, The Brink’s Company

Thanks, Sam.

Operator

The next question comes from Tobey Sommer with Truist Securities. Please go ahead.

Tobey Sommer
Truist Securities, Inc.

Thanks. When you assess the marrying these services of yours with the NCR Atleos and its specific hardware, how do you look at it and assess the major risks and the positives versus your prior sort of agnostic approach to hardware?

Mark Eubanks
President and Chief Executive Officer, The Brink’s Company

Yeah, listen, Tim, I think at the end of it. Sorry, Tobey, sorry. At the end of the day, I think customers want an outcome. They’re not necessarily, they don’t just want Brink’s. They don’t just want NCR. They don’t just want ABC companies. At the end of the day they want an outcome. And when we think about ATM managed services, we’re in the outcome business, and that’s about creating reliability and fidelity in the system. And DRS is the same, about creating security and access.

And so we don’t think there’s a necessarily a conflict here. Certainly there’ll be areas where we have customers that we’re serving today already that don’t have a full NCR fleet. And I’m sure there are NCR customers that don’t use Brink’s. So we think in some ways there could be opportunities for cross-selling. There’s also, but most importantly, I think there’s going to be an opportunity for us to have real conversations about outcomes for customers, which ultimately they want. I think any time there’s change, there could be some risk. But for now, I think we’ve got the right teams, the right relationships. And certainly we’re going to treat our customers fairly and communicate with our customers in the right way in advance of all of this. So maybe that’s the best way to answer.

Tobey Sommer
Truist Securities, Inc.

I appreciate that.

Mark Eubanks
President and Chief Executive Officer, The Brink’s Company

Yeah, sorry. You asked about risk a little bit and maybe I didn’t get that. I think the risk for us is probably just around distraction and making sure our teams don’t get distracted with this deal and with this combination. We’ve got about 12 months, we think, to close this thing. And between here and there, we’ve got to, we both have very important performing businesses right now that we need to go execute. And because of that, we’ve ring fenced our teams. We ring fenced the day-to-day operations from the deal team. And certainly we’ll be using our integration management office and staff to really focus on integration, to free up our day-to-day business leaders to run the business and deliver on the commitments we have already. And I know NCR Atleos would be doing the same thing.

Tobey Sommer
Truist Securities, Inc.

Thanks. I’m interested if we could explore a little bit more how you may be able to accelerate AMS/DRS growth post-combination. Is there is an example that you could give of sort of why the combined entity would maybe be able to spur the outsourcing of a bank or sort of tackle that, that white space in the retail customer side?

Mark Eubanks
President and Chief Executive Officer, The Brink’s Company

Yeah, sure. So I think this is where an example would be both retail and in banks where we already have strong customer relationships, they have a strong customer relationship that allows us to not have to maybe be concerned about any of the conflict that maybe you mentioned earlier about the hardware versus one vendor or another. I think that’s the first place. But I also think that there, as we think about post-acquisition once we close, having our commercial teams able to raise up the opportunities and the discussions maybe that are more nascent in each of those markets.

And frankly, having one integrated solution would allow us to de-risk, in fact, the solution for customers, and this is something that we continue to deal with even today with the success we’re having is, we need partners along the value chain to help us because we don’t have all of the capabilities. And of course, ATMs and ATM software and managed software, these are things that we have to partner with to deliver to customers. And this will certainly simplify that and make it easier to have that discussion.

Kurt McMaken
Executive Vice President and Chief Financial Officer, The Brink’s Company

Hey, Tobey. Just maybe to add on to one thing, kind of a specific, we have applications today where we have a DRS device in a store location where there’s an ATM, right. And that key cash ecosystem provides a very compelling customer offering for a retailer. As we said, there are locations we know where that doesn’t exist, but it solves the same set of problems for a customer. And so this combination really allows for getting into that customer solutioning even much quicker on a bigger scale.

Tobey Sommer
Truist Securities, Inc.

Thank you. I appreciate it.

Operator

This concludes our question and answer session. I would like to turn the conference back over to Mark Eubanks for any closing remarks.

Mark Eubanks
President and Chief Executive Officer, The Brink’s Company

Yeah. Thank you, everyone, for joining the call today. Look forward to speaking to you in our one-on-ones and maybe on the road. And again, just want to thank our teams and the NCR Atleos team for all the work they’ve done to get us to this point and look forward to the years ahead.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “assume,” “could,” “estimate,” “expect,” “target,” “possible,” “project,” “predict,” “intend,” “plan,” “believe,” “potential,” “may,” “should”, “will” and similar expressions are based on current expectations and assumptions and are subject to risks, uncertainties and contingencies, many of which are beyond our control and difficult to predict or quantify, and which could cause actual results to differ materially from those that are anticipated.

Factors that could cause actual results to differ include, but are not limited to: Brink’s ability to consummate the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; Brink’s ability to finance the Transaction; Brink’s indebtedness, including the substantial indebtedness Brink’s will incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; failure to consummate any anticipated repayment of the combined company’s indebtedness or make any returns to shareholders in the expected timeframe or at all; failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy any other conditions to closing of the Transaction; failure to realize the anticipated benefits and synergies of the Transaction in the expected timeframe or at all, including as a result of a delay in consummating the Transaction; the success of integration plans and the time required to successfully integrate NCR Atleos’ operations with those of Brink’s; the focus of management’s time and attention on the Transaction and other potential disruptions arising from the Transaction; the effects of the announcement of the Transaction on Brink’s or NCR Atleos’ businesses; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with banks, employees, customers or suppliers) may be greater than expected following the public announcement of the Transaction; Brink’s or NCR Atleos’ ability to retain certain key employees following the public announcement of the Transaction; the potential for litigation related to the Transaction; Brink's or NCR Atleos’ ability to obtain certain third party or governmental regulatory consents, approvals or clearances; potential undisclosed liabilities of NCR Atleos not identified during the due diligence process; the impact of the Transaction on the market price of Brink’s or NCR Atleos’ common stock and/or operating results; and general economic conditions that are less favorable than expected.

Additional information concerning other risk factors is also contained in Part I, Item 1A “Risk Factors” of (i) Brink’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2026, and (ii) NCR Atleos’ Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 27, 2026 and, in each case, in subsequent filings with the SEC.

The forward-looking information included in this filing is representative only as of the date of the communications included in this filing and Brink's and NCR Atleos undertake no obligation to update, revise or clarify any information contained in this filing or forward-looking statements that may be made from time to time on either of their behalf, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the Transaction, Brink’s will file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary joint proxy statement of both companies, the definitive version of which will separately be sent or provided to Brink’s and NCR Atleos’ respective shareholders, and (ii) a prospectus of Brink’s relating to the offer of Brink’s securities to be issued to NCR Atleos’ shareholders in connection with the completion of the Transaction. Brink’s and NCR Atleos may also file other documents with the SEC regarding the Transaction. This document is not a substitute for the Registration Statement, the preliminary proxy statement/prospectus or any other document which Brink’s or NCR Atleos may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus (when it is available) and other documents that are filed with the SEC or will be filed with the SEC by Brink’s or NCR Atleos (when they become available) through the website maintained by the SEC at http://www.sec.gov or from Brink’s at its website, https://us.brinks.com, or from NCR Atleos at its website, https://investor.ncratleos.com/.

Participants in the Solicitation

Brink’s, NCR Atleos and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brink’s or NCR Atleos in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Brink’s and NCR Atleos and other persons who may be deemed to be participants in the solicitation of shareholders of Brink’s or NCR Atleos in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information (i) about Brink’s, the directors and executive officers of Brink’s and their ownership of Brink’s common stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 26, 2026, and its definitive proxy statement, as filed with the SEC on March 21, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000078890/000110465925026390/tm252318-2_def14a.htm), and other documents subsequently filed by Brink’s with the SEC and (ii) about NCR Atleos, the directors and executive officers of NCR Atleos and their ownership of NCR Atleos’ common stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 27, 2026, and its definitive proxy statement, as filed with the SEC on April 4, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001974138/000155837025004435/natl-20250521xdef14a.htm), and other documents subsequently filed by NCR Atleos with the SEC. Free copies of these documents may be obtained as described above. To the extent holdings of Brink’s or NCR Atleos’ securities by its directors or executive officers have changed since the amounts set forth in such documents, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0000078890 and at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001974138). Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus relating to the Transaction when it is filed with the SEC.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.